Uf 3-12-04

AH 3/11/2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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04004714

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43085

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-03 (MM/DD/YY) AND ENDING 12-31-03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LEXINGTON INVESTMENT COMPANY, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2365 HARRODSBURG ROAD, SUITE B375
(No. and Street)

LEXINGTON (City) KENTUCKY (State) 40504 (Zip Code)

RECEIVED FEB 27 2004 187 PROCESSING SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STANLEY S. KERRICK (859) 224-7073
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOORE STEPHENS POTTER, LLP
(Name — if individual, state last, first, middle name)

301 EAST MAIN STREET, SUITE 1100 (Address) LEXINGTON (City) KENTUCKY (State) 40507 (Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

STANLEY S. KERRICK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LEXINGTON INVESTMENT COMPANY, INC., as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of customer, except as follows:

Signature

Title

Notary Public

MY COMMISSION EXPIRES MAY 23, 2006

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEXINGTON INVESTMENT COMPANY, INC.
AND SUBSIDIARY
LEXINGTON, KENTUCKY

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITOR'S REPORT

December 31, 2003 and 2002

LEXINGTON INVESTMENT COMPANY, INC. AND SUBSIDIARY
LEXINGTON, KENTUCKY

CONTENTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Lexington Investment Company, Inc.
Lexington, Kentucky

We have audited the accompanying statements of financial condition of Lexington Investment Company, Inc. and Subsidiary (the Company) as of December 31, 2003 (consolidated) and 2002 (unconsolidated), and the related statements of income (loss), changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lexington Investment Company, Inc. and Subsidiary as of December 31, 2003 (consolidated) and 2002 (unconsolidated), and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moore Stephens Potter, LLP
MOORE STEPHENS POTTER, LLP
Lexington, Kentucky
February 3, 2004

LEXINGTON INVESTMENT COMPANY, INC. AND SUBSIDIARY
STATEMENTS OF FINANCIAL CONDITION
December 31, 2003 (consolidated) and 2002 (unconsolidated)

	2003	2002
ASSETS		
Cash and cash equivalents	$ 350,941	$ 175,421
Deposits with clearing organization and others	8,596	10,118
Receivable from clearing organization	70,043	51,338
Securities owned	112,075	112,415
Prepaid income taxes	0	2,463
Prepaid expenses	4,917	4,532
Furniture and equipment, net	47,561	38,235
Cash surrender value of life insurance	0	139,570
Deferred tax asset	5,800	5,800
Total assets	$ 599,933	$ 539,892
LIABILITIES AND STOCKHOLDERS' EQUITY		
Payables and accrued expenses	$ 118,276	$ 71,061
Commissions payable	91,925	60,130
Income taxes payable	1,933	765
Total liabilities	212,134	131,956
Stockholders' equity:		
Common stock, no par value; 1,000 shares authorized; 849 shares issued and outstanding	193,250	193,250
Retained earnings	194,549	214,686
Total stockholders' equity	387,799	407,936
Total liabilities and stockholders' equity	$ 599,933	$ 539,892

See accompanying notes.

LEXINGTON INVESTMENT COMPANY, INC. AND SUBSIDIARY

STATEMENTS OF INCOME (LOSS)
For the years ended December 31, 2003
(consolidated) and 2002 (unconsolidated)

	2003	2002
Revenues:		
Commissions	$ 1,349,531	$ 1,455,241
Net dealer inventory and investment gains	382,565	317,794
Commissions from loan closings and other fees	7,455	0
Unrealized losses on securities owned	(715)	(26,425)
Interest and dividends	41,977	43,737
Other revenues	4,328	4,790
Total revenues	1,785,141	1,795,137
Operating expenses:		
Employee compensation and benefits	495,115	613,632
Officer compensation and benefits	719,277	659,737
Broker clearing charges	176,924	206,401
Communications and data processing	88,144	99,918
Occupancy	82,824	82,824
Retirement benefits expense	80,000	50,000
Other operating expenses	134,697	110,754
Total operating expenses	1,776,981	1,823,266
Income (loss) from operations	8,160	(28,129)
Other income:		
Gain from termination of life insurance	16,086	0
Income (loss) before income taxes	24,246	(28,129)
Income tax expense (benefit)	1,933	(3,368)
Net income (loss)	$ 22,313	$ (24,761)

See accompanying notes.

LEXINGTON INVESTMENT COMPANY, INC. AND SUBSIDIARY
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the years ended December 31, 2003
(consolidated) and 2002 (unconsolidated)

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Balance at January 1, 2002	849	$ 193,250	$ 256,427	$ 449,677
Net loss			(24,761)	(24,761)
Dividends paid			(16,980)	(16,980)
Balance at December 31, 2002	849	193,250	214,686	407,936
Net income			22,313	22,313
Dividends paid			(42,450)	(42,450)
Balance at December 31, 2003	849	$ 193,250	$ 194,549	$ 387,799

See accompanying notes.

LEXINGTON INVESTMENT COMPANY, INC. AND SUBSIDIARY
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2003
(consolidated) and 2002 (unconsolidated)

	2003	2002
Cash flows from operating activities:		
Net income (loss)	$ 22,313	$ (24,761)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	8,224	6,621
Unrealized losses on securities owned	715	26,425
Decrease (increase) in assets:		
Deposits with clearing organization and others	1,522	(5,740)
Receivable from clearing organization	(18,705)	26,719
Income taxes receivable	0	43,601
Prepaid income taxes	2,463	1,617
Prepaid expenses	(385)	737
Cash surrender value of life insurance	139,570	(19,938)
Deferred tax asset	0	(5,800)
Increase (decrease) in liabilities:		
Payables and accrued expenses	47,215	(3,415)
Commissions payable	31,795	(13,542)
Income taxes payable	1,168	100
Settlement of litigation	0	(150,000)
Net cash provided by (used in) operating activities	235,895	(117,376)
Cash flows from investing activities:		
Purchases of furniture and equipment	(17,550)	0
Purchases of securities owned	(99,790)	(99,415)
Proceeds from securities owned	99,415	99,986
Net cash provided by (used in) investing activities	(17,925)	571
Cash flows from financing activities:		
Dividends paid	(42,450)	(16,980)

See accompanying notes.

LEXINGTON INVESTMENT COMPANY, INC. AND SUBSIDIARY

STATEMENTS OF CASH FLOWS (CONTINUED)
For the years ended December 31, 2003
(consolidated) and 2002 (unconsolidated)

	2003	2002
Change in cash and cash equivalents	$ 175,520	$ (133,785)
Cash and cash equivalents, beginning of year	175,421	309,206
Cash and cash equivalents, end of year	$ 350,941	$ 175,421
Supplemental disclosure of cash flow information:		
Cash payments for income taxes	$ 765	$ 715

See accompanying notes.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Lexington Investment Company, Inc. and Subsidiary (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Nature of Business and Principles of Consolidation:

Lexington Investment Company, Inc. is a registered broker-dealer with certain restrictions as outlined in an agreement with the National Association of Securities Dealers. Lexington Investment Company, Inc. was incorporated on June 19, 1990, issued its original common stock on September 5, 1990, and became registered with the Securities and Exchange Commission on November 19, 1990.

In general, Lexington Investment Company, Inc. has agreed to not hold funds or securities for customers, or owe money or securities to customers and does not carry accounts of, or for, customers, except with respect to the purchase, sale, and redemption of redeemable shares of registered investment companies or of interests or participation in insurance company separate accounts. Additionally, Lexington Investment Company, Inc. introduces and forwards all transactions and accounts of customers to another broker or dealer who carries such accounts on a fully disclosed basis.

The consolidated financial statements (as of and for the year ended December 31, 2003) include the accounts of Lexington Investment Company, Inc. and its wholly-owned subsidiary, Lexington Investment Mortgage Company, LLC. Lexington Investment Mortgage Company, LLC, a limited liability company, was incorporated on June 5, 2003 to broker mortgage loans. All significant intercompany accounts and transactions have been eliminated in consolidation.

Lexington Investment Mortgage Company, LLC shall continue until dissolved in accordance with the terms of the June 6, 2003 Operating Agreement (the Operating Agreement).

Pursuant to the Operating Agreement, the Member (Lexington Investment Company, Inc.) shall not have any liability for the obligations of Lexington Investment Mortgage Company, LLC beyonds its capital contributions. Additionally, Lexington Investment Mortgage Company, LLC shall determine the amount and timing of any distributions to the Member.

Basis of Accounting:

The financial statements have been prepared on the accrual basis of accounting. Accordingly, revenues are recognized when they are earned and expenses are recognized when they are incurred.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentration of Credit Risk:

The Company maintains its cash and money market balances at three financial institutions located in Lexington, Kentucky. The Company places its cash and temporary cash investments with high credit quality institutions. The Federal Deposit Insurance Corporation insures up to $100,000 at each institution. During the year, the balances at these financial institutions may exceed the FDIC insured amounts. At December 31, 2003 and 2002, the Company's uninsured cash and money market balances total approximately $418,000 and $39,800, respectively. The Company considers the risk associated with excess balances to be minimal.

Cash Equivalents:

For purposes of the statements of cash flows, the Company considers all short-term debt securities purchased with an original maturity of three months or less to be cash equivalents.

Securities Owned:

Marketable securities are valued at market value. Unrealized holding gains and losses and realized gains and losses are included in earnings.

Receivable from Clearing Organization:

Receivable from clearing organization represents the amounts due from Lexington Investment Company, Inc.'s clearing broker principally for commissions earned during the month of December. Payment is generally received in the month subsequent to year-end. Lexington Investment Company, Inc. does not require collateral under its present arrangement with the clearing broker. No reserve for uncollectible receivables has been provided.

Commissions:

The Company's primary source of revenue is through commissions generated by effecting trades for its customers, most of whom are located in Central and Eastern Kentucky. Customers' securities transactions are recorded on a settlement date basis with related commissions income and expense reported on a trade date basis. Securities transactions of the Company are recorded on a trade date basis.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Commissions from Loan Closings and Other Fees:

The commissions received by Lexington Investment Mortgage Company, LLC upon closing of a loan, as well as any other associated fees, are recognized as income pursuant to the loan closing.

Advertising Costs:

Advertising costs are considered administrative expenses in the year incurred and total $7,774 and $9,188 in 2003 and 2002, respectively.

Depreciation:

Depreciation is calculated using the straight-line method over the estimated useful lives of the respective assets, which range from five to ten years. The cost of repairs and maintenance is expensed as incurred. Depreciation expense is $8,224 and $6,621 for the years ended December 31, 2003 and 2002, respectively.

Income Taxes:

Lexington Investment Company, Inc. is taxed as a corporation. Lexington Investment Mortgage Company, LLC was formed as a limited liability company. It is the intention of Lexington Investment Company, Inc. (the Member), for income tax purposes, to disregard Lexington Investment Mortgage Company, LLC as an entity separate from the Member.

The amount provided for income taxes is based on income reported for financial statement purposes, adjusted for permanent differences between reported financial and taxable income. Deferred income taxes are provided for timing differences related to certain income and expense items which are recognized for financial accounting purposes in one period and for tax purposes in another period.

NOTE 2 - SECURITIES OWNED

Securities owned consist of the following at December 31:

	2003	2002
Marketable securities, U.S. government obligations	$ 99,790	$ 99,415
Marketable equity securities	12,285	13,000
Total securities owned	$ 112,075	$ 112,415

NOTE 2 - SECURITIES OWNED (CONTINUED)

Marketable equity securities consist of common stock traded on the OTC Bulletin Board (the over-the-counter-market). Accordingly, the marketable security has been valued at market value and the Company has included a $715 and $3,300 unrealized loss in the accompanying statements of income (loss) for the years ended December 31, 2003 and 2002, respectively. The investment's cost totals $16,300.

During 2002, management determined that Lexington Investment Company, Inc. may not recover the carrying amount of an investment in a non-publicly traded company. Accordingly, management determined the fair value of this investment to be zero and included a loss of $23,125 in the accompanying statement of income (loss) for the year ended December 31, 2002.

NOTE 3 - RELATED PARTY TRANSACTIONS

In September 1994, Lexington Investment Company, Inc. entered into split-dollar life insurance arrangements with its officers. Lexington Investment Company, Inc. paid the premiums, while the officers owned the policies. Collateral assignments were executed which provided to Lexington Investment Company, Inc. the right to recoup premiums paid upon the death of the insured. As of December 31, 2002, the accompanying statement of financial condition reported the cash surrender value of life insurance totaling $139,570.

In September 2003, Lexington Investment Company, Inc. terminated these split-dollar arrangements and received $155,656, the net surrender value, upon termination. Accordingly, $16,086 has been included within other income on the consolidated statement of income for the year ended December 31, 2003.

NOTE 4 - FUNITURE AND EQUIPMENT

Furniture and equipment consists of the following at December 31:

	2003	2002
Furniture	$ 9,931	$ 9,931
Equipment	82,486	64,936
Total furniture and equipment	92,417	74,867
Less accumulated depreciation	44,856	36,632
Furniture and equipment, net	$ 47,561	$ 38,235

NOTE 5 - INCOME TAXES

Income tax expense (benefit) consists of the following at December 31:

		2003		2002
Current expense:				
Federal	$	1,360	$	1,617
State and local		573		815
Deferred expense:				
Federal		0		(4,000)
State and local		0		(1,800)
Total income tax expense (benefit)	$	1,933	$	(3,368)

The deferred tax asset as of December 31, 2003 and 2002 consists of the following:

		2003		2002
Federal	$	4,000	$	4,000
State and local		1,800		1,800
Total deferred tax asset	$	5,800	$	5,800

Deferred income taxes are provided for timing differences related to certain income and expense items which are recognized for financial accounting purposes in one period and for tax purposes in another period. The differences relate primarily to the unrealized losses on securities owned recognized for financial accounting purposes.

NOTE 6 - LEASE COMMITMENTS

The Company leases office space under a long-term lease agreement. The lease is accounted for as an operating lease that expires in April 2004 with an option to extend the lease for five additional one-year periods. Rental expense for the office lease is $82,824 for the years ended December 31, 2003 and 2002, respectively. Future minimum lease payments under the lease as of December 31, 2003 are $27,608.

NOTE 7 - NET CAPITAL REQUIREMENTS

Lexington Investment Company, Inc. is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003 the Company had net capital of $324,188, which is $224,188 in excess of its required net capital of $100,000. The Company's net capital ratio for the year ended December 31, 2003 is .65 to 1.

NOTE 7 - NET CAPITAL REQUIREMENTS (CONTINUED)

The following is a summary of certain financial information of Lexington Investment Company, Inc.'s consolidated subsidiary, Lexington Investment Mortgage Company, LLC, as of and for the year ended December 31, 2003:

Total assets	$ 4,999
Total liabilities	$ 132
Member's equity	$ 4,867

The assets of the subsidiary are readily available for protection of Lexington Investment Company, Inc.'s customers, broker-dealers, and other creditors, as permitted by Rule 15c3-1. Accordingly, the accounts of Lexington Investment Mortgage Company, LLC are included in the consolidated computation of the Company's net capital as of December 31, 2003.

NOTE 8 - STOCK PURCHASE AGREEMENT

The common stock of Lexington Investment Company, Inc. is subject to a stock purchase agreement between the stockholders and Lexington Investment Company, Inc. The agreement defines the terms and conditions under which the stockholders may transfer their shares. Upon the occurrence of certain events, Lexington Investment Company, Inc. may become obligated to purchase issued and outstanding shares at a price defined in the agreement.

NOTE 9 - RETIREMENT BENEFITS

Effective January 1, 2002, Lexington Investment Company, Inc. merged its defined contribution money purchase pension plan and its 401(k) profit sharing plan into one 401(k) profit sharing plan (the Plan). Eligibility to participate in the Plan begins after the completion of one year of service and the attainment of age 21. Employees can annually elect to have Lexington Investment Company, Inc. contribute a portion of their compensation to the Plan. For each plan year, Lexington Investment Company, Inc. will contribute to the Plan an amount determined at its discretion. Lexington Investment Company, Inc. also has the option to make no contributions to the Plan. Lexington Investment Company, Inc. made contributions of $80,000 and $50,000 to the Plan for the years ended December 31, 2003 and 2002, respectively.

SCHEDULE I
LEXINGTON INVESTMENT COMPANY, INC. AND SUBSIDIARY
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2003

NET CAPITAL		
Total consolidated stockholders' equity qualified for net capital	$	387,799
Deductions and/or charges:		
Non-allowable assets -		
Cash on deposit at CRD		3,459
Prepaid expenses		4,917
Furniture and equipment, net		47,561
Deferred tax asset		5,800
Total non-allowable assets		61,737
Net capital before haircuts on securities positions		326,062
Haircuts on securities		1,874
Net capital	$	324,188
AGGREGATE INDEBTEDNESS		
Items included in consolidated statement of financial condition:		
Payables and accrued expenses	$	118,276
Commissions payable		91,925
Income taxes payable		1,933
Total aggregate indebtedness	$	212,134
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required based on aggregate indebtedness	$	14,142
Minimum net capital requirement	$	100,000
Excess net capital	$	224,188
Ratio: aggregate indebtedness to net capital		.65 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2003)		
Net capital, as reported in Company's Part II (unaudited and unconsolidated) FOCUS report	$	321,462
Adjustments to increase net capital:		
To account for the consolidated subsidiary's member's equity balance as of year-end		4,867
Adjustments to decrease net capital:		
Audit adjustment to adjust securities owned to actual as of year-end		(208)
Audit adjustment to adjust income tax expense to actual for current year federal, state, and local income taxes		(1,933)
Net capital per above	$	324,188

MOORE STEPHENS POTTER LLP
CERTIFIED PUBLIC ACCOUNTANTS • BUSINESS ADVISORS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Lexington Investment Company, Inc.
Lexington, Kentucky

In planning and performing our audit of the financial statements and supplemental schedule of Lexington Investment Company, Inc. and Subsidiary for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Lexington Investment Company, Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because Lexington Investment Company, Inc. does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by Lexington Investment Company, Inc. in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of Lexington Investment Company, Inc. is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which Lexington Investment Company, Inc. has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

To the Board of Directors
Lexington Investment Company, Inc.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Lexington Investment Company, Inc.'s practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moore Stephens Potter, LLP

MOORE STEPHENS POTTER, LLP
Lexington, Kentucky
February 3, 2004